ProLogis
4545 Airport Way
Denver, CO 80239
October 8, 2009
VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ProLogis Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 001-12846
Dear Mr. Gordon:
We are writing in response to your letter dated September 18, 2009, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on ProLogis’ (the “Company”) Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2009 (“Form 10-K”). We have carefully considered the Staff’s comments and our response is set forth below. To facilitate the Staff’s review, we have reproduced the Staff’s comment in italicized text and added our response below.
Form 10-K for the year ended December 31, 2008
Funds From Operations, page 57
Comment 1
We note from your proposed disclosure that your discussion of the manner in which management uses FFO, including significant non-cash items is combined with your discussion of how management uses FFO, excluding significant non-cash items, discussing them both simply as your FFO measures. As the presentation of adjusted FFO, excluding significant non-cash items is a new and different presentation and arises from adjustments that you expect to diminish in a short period of time, we would anticipate that there would be a more robust and differing discussion for this presentation. For example, it appears that the reason for adjusting FFO to include foreign currency gains and losses would be different from the reason for excluding impairments.
In addition, your disclosure should be expanded to:

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•	Clearly explain what FFO, as adjusted, both including and excluding significant non-cash items, means to you, and how you use each measure. Specifically, please explain how making these adjustments to FFO allow you to better understand the core operating performance of the company. As mentioned below, significant impairment charges could indicate that the long term core operating performance of the company may be on a downward slope. Your discussion should avoid generic wording like “macro-economic factors that have impacted our current results...have limited impact on how we view the underlying dynamics and performance of our real estate properties”.

•	Explain in clear language how you view the “underlying dynamics and performance of your real estate properties”, and why these non-cash adjustments do not significantly impact your views, other than the fact that you are a long-term holder and operator of real estate. Further, we would expect that if the properties have been impaired, it would impact your evaluation of performance because it would affect future results. Please explain why the adjustments both would not and should not affect your evaluation of performance and results. While it appears that the current depressed economic environment has driven the impairment charges, it is not clear when, or if, the environment, and specifically property values and rents, will see a full recovery.

•	Explain the underlying reasons why the items adjusted for are not primary drivers in your decision-making processes and capital investment decisions, particularly if the present economics are not expected to turn around for some time.

•	Reword your disclosures to create a plain English presentation. Giving users of your financial statements a clearer understanding of how you make investment decisions and evaluate core operating performance should make it clear why these adjustments are not significant to your decisions.
Finally, we note that you have disclosed as a limitation of your FFO measures that non-cash impairment charges may be realized in the future upon the ultimate disposition of the related real estate properties or other assets. Please clarify whether you mean that you may recoup the impairment if the fair value of the asset recovers, or if you mean that you may in fact actually realize that loss upon ultimate disposition. If your intent was to say that you may recoup the impairment if the fair value of the asset recovers, please clearly state this and discuss in more detail how one of the factors in your decision to adjust FFO for these amounts was that you expected their impact to diminish in the future.
Attached as Exhibit A is a revised draft the text under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funds From Operations” reflecting changes we propose to make in future filings. We believe this addresses all of the comments provided by the Staff.
* * * * *

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In addition, we acknowledge that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (303) 567-5344 if you have any questions or require additional information.
Sincerely,
/s/ William E. Sullivan
William E. Sullivan
Chief Financial Officer

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Exhibit A
Funds from Operations
FFO is a non-GAAP measure that is commonly used in the real estate industry. The most directly comparable GAAP measure to FFO is net earnings. Although NAREIT has published a definition of FFO, modifications to the NAREIT calculation of FFO are common among REITs, as companies seek to provide financial measures that meaningfully reflect their business.
FFO is not meant to represent a comprehensive system of financial reporting and does not present, nor do we intend it to present, a complete picture of our financial condition and operating performance. We believe net earnings computed under GAAP remains the primary measure of performance and that FFO is only meaningful when it is used in conjunction with net earnings computed under GAAP. Further, we believe our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and our operating performance.
NAREIT’s FFO measure adjusts net earnings computed under GAAP to exclude historical cost depreciation and gains and losses from the sales of previously depreciated properties. We agree that these two NAREIT adjustments are useful to investors for the following reasons:
(i)	historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation charges, that the value of real estate assets diminishes predictably over time. NAREIT stated in its White Paper on FFO “since real estate asset values have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.” Consequently, NAREIT’s definition of FFO reflects the fact that real estate, as an asset class, generally appreciates over time and depreciation charges required by GAAP do not reflect the underlying economic realities.

(ii)	REITs were created as a legal form of organization in order to encourage public ownership of real estate as an asset class through investment in firms that were in the business of long-term ownership and management of real estate. The exclusion, in NAREIT’s definition of FFO, of gains and losses from the sales of previously depreciated operating real estate assets allows investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT’s activity and assists in comparing those operating results between periods. We include the gains and losses from dispositions of land, development properties and properties acquired in our CDFS business segment, as well as our proportionate share of the gains and losses from dispositions recognized by the property funds, in our definition of FFO.
Our FFO Measures
At the same time that NAREIT created and defined its FFO measure for the REIT industry, it also recognized that “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” We believe shareholders, potential investors and financial analysts who review our operating results are best served by a defined FFO measure that includes other adjustments to net earnings computed under GAAP in addition to those included in the NAREIT defined measure of FFO. Our FFO measures are used by management in analyzing our business and the performance of our properties and we believe that it is important that shareholders, potential investors and financial analysts understand the measures management uses.
We use our FFO measures as supplemental financial measures of operating performance. We do not use our FFO measures as, nor should they be considered to be, alternatives to net earnings computed under GAAP, as indicators of our operating performance, as alternatives to cash from operating activities computed under GAAP or as indicators of our ability to fund our cash needs.

FFO, including significant non-cash items
To arrive at FFO, including significant non-cash items, we adjust the NAREIT defined FFO measure to exclude:
(i)	deferred income tax benefits and deferred income tax expenses recognized by our subsidiaries;

(ii)	current income tax expense related to acquired tax liabilities that were recorded as deferred tax liabilities in an acquisition, to the extent the expense is offset with a deferred income tax benefit in GAAP earnings that is excluded from our defined FFO measure;

(iii)	certain foreign currency exchange gains and losses resulting from certain debt transactions between us and our foreign consolidated subsidiaries and our foreign unconsolidated investees;

(iv)	foreign currency exchange gains and losses from the remeasurement (based on current foreign currency exchange rates) of certain third party debt of our foreign consolidated subsidiaries and our foreign unconsolidated investees; and

(v)	mark-to-market adjustments associated with derivative financial instruments utilized to manage foreign currency and interest rate risks.
We calculate FFO, including significant non-cash items, for our unconsolidated investees on the same basis as we calculate our FFO, including significant non-cash items.
We use this FFO measure, including by segment and region, to: (i) evaluate our performance and the performance of our properties in comparison to expected results and previous periods, relative to resource allocation decisions; (ii) evaluate the performance of our management; (iii) budget and forecast future results to assist in the allocation of resources; (iv) assess our performance as compared to similar real estate companies and the industry in general; and (v) evaluate how a specific potential investment will impact our future results. Because we make decisions with regard to our performance with a long-term outlook, we believe it is appropriate to remove the effects of short-term items that we do not expect to affect the underlying long-term performance of the properties. The long-term performance of our properties is principally driven by rental income. While not infrequent or unusual, these additional items we exclude in calculating FFO, including significant non-cash items, are subject to significant fluctuations from period to period that cause both positive and negative short-term effects on our results of operations, in inconsistent and unpredictable directions that are not relevant to our long-term outlook.
We believe investors are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in planning and executing our business strategy.
FFO, excluding significant non-cash items
When we began to experience the effects of the global economic crises in the fourth quarter of 2008, we decided that FFO, including significant non-cash items, did not provide all of the information we needed to evaluate our business in this environment. As a result, we developed FFO excluding significant non-cash items, to provide additional information that allows us to better evaluate our operating performance in this unprecedented economic time.
To arrive at FFO, excluding significant non-cash items, we adjust FFO, including significant non-cash items, to exclude:
(i)	impairment charges and

(ii)	gains from the early extinguishment of debt.

We believe that each of these items are driven by factors relating to the fundamental disruption in the global financial and real estate markets, rather than factors specific to the company or the performance of our properties.
As we are a long-term holder and operator of real estate, the current market value of real estate and debt have limited impact on how we view the performance of our real estate properties. The impairment charges we recognized were primarily based on valuations of real estate we believe we may not hold for long-term investment and, therefore, we expect these charges will not impact our future long-term operating performance or how we analyze our long-term business. Similarly, the gain we recognized on the early extinguishment of debt arose as a result of the substantial decrease in the market price of our debt securities which presented us with an opportunity to acquire our outstanding indebtedness at a cost less than the principal amount of that indebtedness. While this resulted in gain recognized by ProLogis, it did not affect the performance of our properties.
We analyze our operating performance primarily by the rental income of our real estate, net of operating, administrative and financing expenses, which is not directly impacted by short-term fluctuations in the market value of our real estate or debt obligations. As a result, although these significant non-cash items have had a material impact on our operations and are reflected in our financial statements, the removal of the effects of these items allows us to better understand the core operating performance of our properties over the long-term.
We expect that as the financial markets stabilize, the potential for impairment charges and gains from the early extinguishment of debt will dissipate and, to the extent we still recognize similar types of items after the markets stabilize, they will not have a material impact on our results. As the impact of these items dissipates, we expect that the usefulness of FFO, excluding significant non-cash items, will similarly dissipate.
Limitations on Use of our FFO Measures
While we believe our defined FFO measures are important supplemental measures, neither NAREIT’s nor our measures of FFO should be used alone because they exclude significant economic components of net earnings computed under GAAP and are, therefore, limited as an analytical tool. Accordingly they are two of many measures we use when analyzing our business. Some of these limitations are:
•	The current income tax expenses that are excluded from our defined FFO measures represent the taxes that are payable.

•	Depreciation and amortization of real estate assets are economic costs that are excluded from FFO. FFO is limited, as it does not reflect the cash requirements that may be necessary for future replacements of the real estate assets. Further, the amortization of capital expenditures and leasing costs necessary to maintain the operating performance of industrial properties are not reflected in FFO.

•	Gains or losses from property dispositions represent changes in the value of the disposed properties. By excluding these gains and losses, FFO does not capture realized changes in the value of disposed properties arising from changes in market conditions.

•	The deferred income tax benefits and expenses that are excluded from our defined FFO measures result from the creation of a deferred income tax asset or liability that may have to be settled at some future point. Our defined FFO measures do not currently reflect any income or expense that may result from such settlement.

•	The foreign currency exchange gains and losses that are excluded from our defined FFO measures are generally recognized based on movements in foreign currency exchange rates through a specific point in time. The ultimate settlement of our foreign currency-denominated net assets is indefinite as to timing and amount. Our FFO measures are limited in that they do not reflect the current period changes in these net assets that result from periodic foreign currency exchange rate movements.

•	The non-cash impairment charges that we exclude from our FFO, excluding significant non-cash items, may be realized as a loss in the future upon the ultimate disposition of the related real estate properties or other assets through the form of lower cash proceeds.

•	The gains on extinguishment of debt that we exclude from our FFO, excluding significant non-cash items, provides a benefit to us as we are settling our debt at less than our future obligation.
We compensate for these limitations by using our FFO measures only in conjunction with net earnings computed under GAAP when making our decisions. To assist investors in compensating for these limitations, following is a reconciliation of our defined FFO measures to our net earnings computed under GAAP. This information should be read with our complete financial statements prepared under GAAP and the rest of the disclosures we file with the SEC to fully understand our FFO measures and the limitations on its use.
Reconciliation of our FFO Measures
FFO, including significant non-cash items, attributable to common shares as defined by us was $180.9 million, $1,227.0 million and $945.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. FFO, excluding significant non-cash items, attributable to common shares as defined by us was $991.9 million, $1,227.0 million and $945.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. The reconciliations of net earnings attributable to common shares computed under GAAP to both FFO, including significant non-cash items, attributable to common shares and FFO, excluding significant non-cash items, attributable to common shares as defined by us are as follows for the periods indicated (in thousands):

	Years Ended December 31,
	2008	2007	2006
FFO:
Reconciliation of net earnings to FFO:
Net earnings attributable to common shares	$(432,196)	$1,048,917	$848,951
Add (deduct) NAREIT defined adjustments:
Real estate related depreciation and amortization	323,159	291,531	273,980
Adjustments to gains on CDFS dispositions for depreciation	(2,866)	(6,196)	466
Gains recognized on dispositions of certain non-CDFS business assets	(11,620)	(146,667)	(81,470)
Reconciling items attributable to discontinued operations:
Gains recognized on dispositions of non-CDFS business assets	(9,718)	(52,776)	(103,729)
Real estate related depreciation and amortization	11,485	9,454	15,036

Total discontinued operations	1,767	(43,322)	(88,693)
Our share of reconciling items from unconsolidated investees:
Real estate related depreciation and amortization	155,067	99,026	68,151
Gains on dispositions of non-CDFS business assets	(492)	(35,672)	(7,124)
Other amortization items	(15,840)	(8,731)	(16,000)

Total unconsolidated investees	138,735	54,623	45,027

Total NAREIT defined adjustments	449,175	149,969	149,310

Subtotal — NAREIT defined FFO	16,979	1,198,886	998,261
Add (deduct) our defined adjustments:
Foreign currency exchange losses (gains), net	144,364	16,384	(19,555)
Current income tax expense	9,656	3,038	23,191
Deferred income tax expense (benefit)	4,073	550	(53,722)
Our share of reconciling items from unconsolidated investees:
Foreign currency exchange losses (gains), net	2,331	1,823	(45)
Unrealized losses on derivative contracts, net	23,005	—	—
Deferred income tax expense (benefit)	(19,538)	6,327	(2,982)

Total unconsolidated investees	5,798	8,150	(3,027)

Total our defined adjustments	163,891	28,122	(53,113)

FFO, including significant non-cash items, attributable to common shares, as defined by us	180,870	1,227,008	945,148
Impairment of goodwill and other assets	320,636	—	—
Impairment related to assets held for sale — China operations	198,236	—	—
Impairment of real estate properties	274,705	—	—
Our share of the loss/impairment recorded by PEPR	108,195	—	—
Gain on early extinguishment of debt	(90,719)	—	—

FFO, excluding significant non-cash items, attributable to common shares, as defined by us	$991,923	$1,227,008	$945,148